UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Iconic Sports Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G4712C 107
(CUSIP Number)

Tifosy Limited
16 Hanover Square
London, W1S 1HT
United Kingdom
+44 (0) 2703 93702
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Iconic Sports Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,535,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
13,535,000
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,535,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.45
14		TYPE OF REPORTING PERSON (See Instructions)
OO

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Iconic Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive offices is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008 Cayman Islands.

Item 2. Identity and Background.

(a), (c), (f)

This Statement is being filed by Iconic Sports Management LLC (the “Reporting Person” or “Sponsor”).

This Statement relates to Class A Ordinary Shares underlying units purchased in the Issuer’s initial public offering (the “IPO”) (the “Shares”).

The Sponsor is the record holder of the Shares. The Sponsor is governed by a board of managers consisting of four managers. Each manager has one vote, and the approval of a majority of the managers is required to approve an action on behalf of the Sponsor.

(b) The address of the principal business office of the Reporting Person is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008 Cayman Islands.

(d) (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Sponsor acquired the Founder Shares (as defined below) and the Private Placement Warrants (as defined below) in exchange for a capital contribution of $25,000 and $17,025,000, respectively. The Sponsor expended $50,000,000 to acquire the Units (as defined below) reported herein as being held on its behalf. The funds for acquisitions reported in this Item 3 were derived from funds provided by affiliates of the Sponsor.

Item 4. Purpose of Transaction.

Founder Shares

In connection with the organization of the Issuer, the Sponsor purchased 11,500,000 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares” or “Class B Ordinary Shares”) for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated April 20, 2021, by and between the Sponsor and the Issuer (the “Securities Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. As described in the Issuer’s registration statement on Form S-1 (File No. 333-260096) under the heading “Description of Securities—Founder Shares,” the Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and other similar transactions), and certain anti-dilution rights and have no expiration date.

Units

October 26, 2021, in connection with the Issuer’s IPO, the Sponsor acquired 5,000,000 units (the “Units”) of the Issuer at $10.00 per Unit. Each Unit consists of one Class A Ordinary Share and one-half of one warrant, each whole warrant entitling the holder to purchase one Class A Ordinary Share at $11.50 per share (as described more fully in the Issuer’s prospectus dated October 21, 2021). The warrants included in the Units will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination. The warrants included in the Units will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Private Placement Warrants

On October 26, 2021, simultaneously with the closing of the Issuer’s IPO, pursuant to the Private Placement Warrants Purchase Agreement, the Sponsor acquired 17,025,000 warrants at a purchase price of $1.00 per warrant (the “Private Placement Warrants”).

The Private Placement Warrants are identical to the warrants included in the Units sold in the Issuer’s IPO, except that the Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (except to certain permitted transferees) until 30 days after the completion of the Issuer’s initial business combination. The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 5. Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of Class A Ordinary Shares beneficially owned by the Reporting Person on the basis of a total of 34,500,000 Class A Ordinary Shares of the Issuer outstanding. The amounts set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for the Reporting Person include 5,000,000 Class A Ordinary Shares underlying Units acquired in the offering by the Reporting Person and 13,535,750 Class A Shares issuable upon conversion of the Class B Ordinary Shares held by the Reporting Person.

The numbers of Shares as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in box 7 on the second part of the cover page to this Schedule 13D for the Reporting Person, and such information is incorporated herein by reference.

(c) Except as set forth in Item 4 and Item 6 of this Schedule 13D, the Reporting Person neither beneficially owns, nor has acquired or disposed of, any Shares during the last 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Person other than the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 11,500,000 Class B Ordinary Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Securities Subscription Agreement. On September 29, 2021, the Sponsor surrendered 4,312,500 Class B Ordinary Shares to the Issuer for no consideration resulting in an aggregate of 7,187,500 Class B Ordinary Shares outstanding. In October 2021, the Sponsor transferred 30,000 Founder Shares to each of the Issuer’s three independent directors. On October 21, 2021, the Issuer effected a share capitalization with respect to its Class B Ordinary Shares of 1,437,500 shares thereof, resulting in the Sponsor holding an aggregate of 8,535,000 Founder Shares.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration and Shareholder Rights Agreement

On October 26, 2021, in connection with the Issuer’s IPO, the Issuer, the Sponsor and certain security holders of the Issuer entered into a registration and shareholder rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer. In addition, upon consummation of the Issuer’s initial business combination, the Sponsor has the right to nominate three individuals for election to the Issuer’s board of directors.

The summary of such registration and shareholders rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On October 26, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers. Pursuant to the Letter Agreement, the Sponsor has agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination. The Issuer has agreed it would not enter into a definitive agreement regarding a proposed business combination without the prior consent of the Sponsor.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or Ordinary Shares issuable upon conversion thereof) until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (x) if the last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Notwithstanding the foregoing, the Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor also agreed it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the Ordinary Shares underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 18 months (or 21 months, as applicable) from the closing of its IPO unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any Ordinary Shares held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase Ordinary Shares.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.25 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as an exhibit hereto.

Item 7	Material to be Filed as Exhibits

Exhibit	Description
1	Securities Subscription Agreement, dated April 20, 2021, by and between between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on October 6, 2021).

2	Registration and Shareholder Rights Agreement, dated October 26, 2021, by and among the Issuer, the Sponsor and certain other security holders named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 27, 2021).

3	Letter Agreement, dated October 26, 2021, by and among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 27, 2021).

4	Private Placement Warrants Purchase Agreement, dated October 21, 2021 by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 27, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021

ICONIC SPORTS MANAGEMENT LLC

By:	/s/ Fausto Zanetton
Name: Fausto Zanetton
Title: Chief Executive Officer and Chief Financial Officer